

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

July 13, 2010

Via U.S. Mail

Mr. Baowen Ren
Chairman and Chief Executive Officer
Sino Clean Energy, Inc.
Room 1605, Suite B, Zhengxin Building
No. 5 Gaoxin 1st Road, Gaoxin District
Xi'an, Shaanxi Province, PRC

Re: Sino Clean Energy, Inc.
        Registration Statement on Form S-1
        Filed June 16, 2010
        File No. 333-167560

Dear Mr. Ren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Please file completed copies of the registration statements for the staff's review.

<u>General</u>

1. Please add to the registration statement all the information currently omitted that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

3. We note that you will file certain exhibits by amendment to the registration statement. Please note that we will need adequate time to review these exhibits once you file them.

4. Throughout the prospectus, you describe your company as being a "leading producer" of CWSF and clean coal heating and energy solutions in China. Please revise your disclosure to identify the measure by which you are a leader (e.g., revenues or volume of fuel sold), and please provide us with your support for these statements. In addition, throughout the prospectus, you make reference to third-party sources, such as Frost & Sullivan, National Bureau of Statistics of China and China's 2010 Report on Central and Local Budgets. Please provide us with copies of the reports or other information from the sources on which you have relied. For each such source, please provide us with your analysis as to why you do not need to obtain and file a consent for purposes of Securities Act Rule 436.

Outside Front Cover Page

5. Please include a footnote to the fee table to disclose the number of shares that the underwriters have the option to purchase to cover over allotments.

6. Please include footnotes to the fee table to explain why the shares underlying the options are being offered for resale at different prices.

Explanatory Note

7. We note the following bullet point: "any references in the Public Offering Prospectus to the Resale Prospectus will be deleted from the Resale Prospectus." Please appropriately modify this bullet point to reflect that certain disclosures may be required in the Resale Prospectus that concern the Public Offering Prospectus.

Prospectus Cover Page

8. Please provide a brief description of the underwriting arrangements as required by Item 501(b)(8) of Regulation S-K.

Table of Contents, page i

9. Investors are entitled to rely on the information you choose to include in the prospectus. The last sentence in the third paragraph on this page implies that you are not responsible for some of the information in the prospectus. Please revise this sentence accordingly.

Prospectus Summary, page 1

10. We note that your summary contains a lengthy description of the company's business, business strategy and industry. Further we note that much of the identical disclosure appears later in your prospectus in the "Business" section beginning on page 54. The summary should not include a lengthy description of the company's business and industry. This detailed information is better suited for the body of the prospectus. Please revise the summary accordingly. Please refer to Item 503(a) of Regulation S-K.

Company Strengths, page 3
Dominant market position with a proven product and technology that is in full scale commercial production, page 3

11. We note disclosure on page one that the company was established in August 2002 and commenced production and distribution of CWSF in July 2007. Please reconcile this disclosure with the statement that you commenced operations in 2006.

Properties, page 38

12. We note that the lease relating to the company's headquarters will expire on July 15, 2010. Please discuss the company's plans with respect to the lease and the company's headquarters.

Raw Materials, page 68

13. Please revise your disclosure to name the company's principal supplier for 2008 (85% of total COGS) and 2009 (87% of total COGS).

Executive Compensation, page 83
Employment Agreements; Termination of Employment and Change-in-Control Arrangements with our Executive Officers, page 83

14. For ease of reading, please show the US dollar equivalent of the annualized compensation amounts shown for Messrs. Ren and Chan.

Description of Capital Stock, page 89
Warrants, page 90
Series B Warrants, page 90

15. Please revise your disclosure to explain what you mean when you refer to a "full ratchet anti-dilution adjustment."

Underwriting, page 102

16. We note the description of the lock-up arrangements and that they are subject to "certain limited exceptions." Please revise your disclosure to describe these exceptions.

Resale Prospectus
Prospectus Cover Page

17. Please disclose the price or prices at which the selling stockholders may sell their securities in the resale transaction (e.g., at prevailing market prices). Please refer to Item 501(b)(3) of Regulation S-K.

Summary of the Offering, page A-1

18. Please revise your disclosure to reflect that 3,552,612 of the shares of common stock are issuable upon the exercise of warrants, 65,000 shares are issuable upon the exercise of options and 10,000 shares are currently outstanding.

19. As the public offering will be completed at a time when the resale transaction could potentially be continuing, please revise your disclosure to reflect the issuance of the securities issuable in the public offering. In addition, please disclose the date or dates as of which you are providing information with respect to outstanding securities.

Selling Stockholders, page A-2
Affiliates and Employee Shares, page A-4

20. Please revise the footnotes to the table to ensure that you have identified the natural person(s) who have voting and investment power over the company's securities for each selling stockholder listed in the table, as required by Securities Exchange Act Rule 13d-3 and Question 140.02 of our Compliance and Disclosure Interpretations for Regulation S-K.

21. We note your disclosure that Ancora Greater China Fund LP is an affiliate of a broker-dealer. Please revise your disclosure to either (a) disclose, if true, that

Ancora Greater China Fund LP purchased in the ordinary course of business and at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities or (b) identify Ancora Greater China Fund LP as an underwriter for the Resale Offering. Notwithstanding the foregoing, affiliates of broker-dealers that received their securities as compensation for underwriting activities need not be identified as underwriters. If you intend to rely on this exception, please provide us with an analysis as to why such reliance is appropriate.

Item 13. Other Expenses of Issuance and Distribution, page II-1

22. As you are registering securities for the account of security holders, please indicate the portion of the offering expenses, if any, to be borne by such security holders. Please refer to Item 511 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

23. For each sale of unregistered securities, please include the per share price of any equity sold, including the per share prices or range of prices of all warrants and options. Also, where you indicate that agreements were made to amend the terms of certain warrants and other securities, discuss the amended terms and if material, why the amendments were made.

24. State the facts relied upon to make the Regulation D or Regulation S exemption from registration under the Securities Act available.

Item 17. Undertakings, page II-6

25. Please add the undertaking for Rule 430A offerings required by Item 512(i) of Regulation S-K. In this regard, we note that you appear to be making your primary offering in reliance on Rule 430A. In addition, we note that you have provided only part of the undertaking required by Item 512(a)(6) of Regulation S-K. Please either provide the full undertaking or tell us why you believe the full undertaking is unnecessary.

Exhibit 5.1

26. The description of the public offering in the second paragraph of the opinion appears to be inconsistent with the underwriting disclosure in the prospectus. Specifically, the opinion describes the public offering as a delayed offering pursuant to Rule 415 while the prospectus describes the public offering as a firm commitment underwritten offering. Please reconcile this inconsistency.

27. Please correct the reference in the second paragraph of the opinion to "Common Stock Act of 1933."

28. The third paragraph of the opinion refers to 3,601,198 warrant shares and 60,000 option shares. The resale prospectus covers 3,552,612 warrant shares and 65,000 option shares. Please reconcile these inconsistencies.

29. Regarding the assumptions in the paragraph that begins at the bottom of page two and continues over to the top of page three, with the exception of the assumption in clause (i) concerning the effectiveness of the registration statement, all of the assumptions in this paragraph appear to be inappropriate. In addition, all of the assumptions in the first full paragraph on page three appear to be inappropriate. Please have counsel revise its opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective dated of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they related to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding the above comments, please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Dietrich King, Staff Attorney, at (202) 551-3338.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
     Loeb & Loeb LLP
     345 Park Avenue
     New York, NY   10154